This document has 4 pages.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

January 6, 2004	File Number: 0-31384

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest,
Bureau 1200,
Montréal, Québec H3B 4Y8,
(514) 392-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL INC.

Date: January 6, 2004	[Signed: Graham E. Bagnall]

	Name:	Graham E. Bagnall
	Title:	Vice-President and Comptroller

NEWS RELEASE

FOR IMMEDIATE RELEASE

COURT DISMISSES AMENDED CLASS ACTION LAWSUITS BY BCI COMMON
SHAREHOLDERS

MONTREAL (CANADA) January 6, 2004 – Bell Canada International Inc. ("BCI") today announced that the Ontario Superior Court of Justice (the “Court”) has granted motions brought by BCI and BCE Inc. to dismiss each of the $1 billion lawsuits filed respectively by Mr. Wilfred Shaw and Mr. Cameron Gillespie, both common shareholders of BCI, against BCI and BCE Inc. The Court dismissed both lawsuits on the grounds that the actions abused the process of the Court and disclosed no reasonable cause of action, and ordered that neither plaintiff may amend his statement of claim to again bring these suits before the Court. The Court’s decision is subject to appeal by the plaintiffs to the Ontario Court of Appeal.

The Shaw action was originally filed on September 27, 2002, and sought court approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001 in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI’s Recapitalization Plan and the implementation of BCI’s Plan of Arrangement approved by the Court on July 17, 2002. After Mr. Shaw’s original action was dismissed by the Court on May 9, 2003, Mr. Shaw filed an amended statement of claim on June 27, 2003. On August 30, 2003, Mr. Gillespie filed a lawsuit that was, except with respect to the name of the plaintiff, substantially identical to Shaw’s amended statement of claim. It is these two actions which were dismissed by the Court’s order issued yesterday.

BCI is operating under a court supervised Plan of Arrangement, pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company. BCI is listed on the Toronto Stock Exchange under the symbol BI. Visit our Web site at www.bci.ca.

Certain statements made in this press release describing BCI’s intentions, expectations or predictions are forward-looking and are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. For additional information with respect to risk factors relevant to BCI, see the reports on Forms 6-K and 40-F filed by BCI with the United States Securities and Exchange Commission, as well as the Annual Information Form filed with Canadian securities commissions. BCI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information:
Howard N. Hendrick
Executive Vice-President and Chief Financial Officer
Tel: (514) 392-2260
howard.hendrick@bci.ca